UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2022

Deep Medicine Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40970	85-3269086
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

595 Madison Avenue, 12th Floor New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 289-2776

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	DMAQ	The Nasdaq Stock Market LLC
Rights, each exchangeable into one-tenth of one share of Class A Common Stock	DMAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Business Combination Agreement

On July 13, 2022, Deep Medicine Acquisition Corp., a blank check, special purpose acquisition company incorporated as a Delaware corporation (the “Company”), issued a press release (the “Press Release”) announcing that the Company has entered into a definitive Business Combination Agreement (the “BCA”) on July 12, 2022, with Chijet Inc., a Cayman Islands exempted company (together with its subsidiaries, “Chijet”), each of the referenced holders of Chijet’s outstanding capital shares (collectively, the “Sellers”) and certain other parties formed in connection with the transactions contemplated by the BCA (the “Business Combination”), including Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Chijet (“Pubco”). Chijet indirectly holds an over 85% interest in Shandong Baoya New Energy Vehicle Co., Ltd., a Chinese company (“Baoya”), which is a producer and manufacturer of electric vehicles. In addition, Chijet indirectly holds an over 64% interest in FAW Jilin Automobile Co., Ltd., a Chinese company (“FAW Jilin”), which manufactures and sells traditional fuel vehicles.

Subject to its terms and conditions, the Business Combination provides that Company and Chijet will become wholly owned subsidiaries of Pubco, a newly formed holding company. Pursuant to the Business Combination and BCA (a) Pubco will acquire all of the issued and outstanding capital shares of Chijet from the Sellers in exchange for ordinary shares of Pubco, and Chijet shall surrender for no consideration its shares in Pubco, such that Chijet becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”) will merge with and into the Company, with the Company continuing as the surviving entity and wholly owned subsidiary of Pubco. According to the BCA, at the effective time of the Business Combination: (a) each of the Company’s issued and outstanding shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”) immediately prior to that effective time, will be cancelled in exchange for the right of the holder thereof to receive one ordinary share, par value $0.0001 per share, of Pubco (“Ordinary Share”); (b) in respect of the rights of the Company, the registered holder of each issued and outstanding right of the Company will be issued the number of full shares of Common Stock of the Company to which such right holder is eligible, and which shall be exchanged for the equivalent number of Ordinary Shares of Pubco, and (c) the Sellers will receive the number of Ordinary Shares of Pubco in the Share Exchange that shall have an aggregate value equal to the product of (i) 0.851717 and (ii) a valuation of Two Billion Five Hundred Fifty Million Dollars ($2,550,000,000), subject to adjustment as set forth in the BCA, and all upon the terms and subject to the conditions set forth in the BCA.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

There can be no assurance that the Business Combination can occur as planned or at all. The Company will file a Current Report on Form 8-K with a detailed description of the BCA, together with a copy of the BCA within four (4) business days of entry into the BCA with the Securities and Exchange Commission (the “SEC”). The information in this Item 8.01 and Exhibit 99.1 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Proposed Business Combination and Where to Find It

This Form 8-K relates to a proposed business combination transaction among the parties set forth above referred to above and herein as the Business Combination. A full description of the terms of the Business Combination will be provided in a registration statement on Form F-4 that Pubco intends to file with the SEC that will include a prospectus of Pubco with respect to the securities to be issued in connection with the proposed Business Combination and a proxy statement of the Company with respect to the solicitation proxies for the special meeting of stockholders of the Company to vote on the Business Combination (the “Form F-4”). Each of the Company and Chijet urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Chijet, Pubco and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement on Form F-4 will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Once available, Company shareholders and other interested persons will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC, without charge, by directing a request to: Deep Medicine Acquisition Corp. 595 Madison Avenue, 12th Floor, New York, NY 10017, (917) 289-2776 or on the SEC’s website at www.sec.gov.

Participants in Solicitation

The Company, Chijet and Pubco, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposed Business Combination. The Company’s shareholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers of the Company (and as applicable, Chijet and Pubco) in the Business Combination is set forth in the Company’s final prospectus relating to its initial public offering, dated October 26, 2021, which was filed with the SEC on October 28, 2021 and in filings with the SEC, including when filed, the Form F-4 and the accompanying proxy statement/prospectus. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the Form F-4 and accompanying proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K, exhibits hereto and information incorporated by reference herein, contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the completion of the Company’s satisfactory due diligence review and the approval of the BCA by the stockholders of the Company; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the BCA following the announcement of the entry into the BCA and proposed Business Combination; (v) the ability of the parties to recognize the benefits of the BCA and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue; (vii) statements regarding the industry and market size of Chijet, Baoya or FAW Jilin; (viii) financial condition and performance of Chijet and Pubco, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of the Company’s public shareholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Chijet and Pubco; and (ix) and those factors discussed in the Company’s and Pubco’s filings with the SEC and that that will be contained in the registration statement on Form F-4 relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement and other documents to be filed by the Company or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Pubco, Chijet and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. None of Pubco, Chijet or the Company gives any assurance that Pubco, Chijet or the Company will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed as part of this report.

Exhibit No.	Description
99.1	Press Release of the Registrant dated July 13, 2022
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2022	DEEP MEDICINE ACQUISITION CORP.

	By:	/s/ Humphrey P. Polanen
	Name:	Humphrey P. Polanen
	Title:	Chief Executive Officer